                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Levine  Sheila
   (Last)  (First)  (Middle)

   Philips International Realty Corp.
   417 Fifth Avenue
   (Street)

   New York  NY       10016
   (City)    (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Philips International Realty Corp.

3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####

4. Statement for Month/Year

   May 1998

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

       Chief Operating Officer, Executive Vice President and Secretary

7. Individual or Joint/Group Reporting (Check Applicable Line)
   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                    5/8/98       P                2,800      A     $17.50       2,800            D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Options to purchase Common Stock            $50.00(1)    5/13/98    D(2)     V     40,000(1)                    (3)         1/1/08

Options to purchase Common Stock            $17.50       5/13/98    A(2)     V     68,204                       (3)         1/1/08

Options to purchase Common Stock            $17.50       5/13/98    A(4)     V     31,796                       (3)         1/1/08

Partnership Units                             (5)        5/13/98    D(6)     V    114,686(1)                   12/31/98     None

Partnership Units                             (5)        5/13/98    A(6)     V    195,551                      12/31/98     None

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Options to purchase               Common Stock              40,000                          -0-             D
Common Stock

Options to purchase               Common Stock              68,204                         68,204           D
Common Stock

Options to purchase               Common Stock              31,796                        100,000           D
Common Stock

Partnership Units                 Common Stock             114,686                           -0-            D

Partnership Units                 Common Stock             195,551                        195,551           D


Explanation of Responses:

(1) Prior to 1.7051:1.00 stock split effectuated on 5/8/98.
(2) Cancellation of options granted on 1/1/98, replaced by options granted on 5/13/98 reflecting lower exercise price ($17.50) and increased number of options (68,204) resulting from 1.7051:1.00 stock split effectuated on 5/8/98.
(3) Options will vest 33 1/3% on December 31, of each of 1998, 1999, and 2000.
(4) Additional Grant.
(5) The Partnership Units (the "Units") represent interests in Philips International Realty. L.P., a Delaware limited partnership, through which Philips International Realty Corp. (the "Company") conducts its real estate activities. The Units were originally distributed on December 31, 1997, in connection with the acquisition of certain properties. The Units are convertible into shares of Common Stock on a one-for-one basis beginning December 31, 1998.
(6) Cancellation of the Units granted on 12/31/97, replaced by the Units granted on 5/13/98 reflecting increased Units (195,551) resulting from 1.7051:1.00 stock split effectuated on 5/8/98.

/s/ Sheila Levine                                   6/10/98
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).